Exhibit 3.1

AMENDMENT TO THE BY-LAWS OF
TOLL BROTHERS, INC.

This Amendment (this “Amendment”) to the By-laws (the “By-laws”) of Toll Brothers, Inc., a Delaware corporation, is effective as of September 20, 2016.

1.	Section 2-6 of the By-laws is hereby amended by deleting the text “affirmatively or negatively. Directors shall be elected by a plurality of the votes cast” and replacing it with the following text:

“. Any election of Directors that is not a contested election shall be determined by a majority of the votes cast. For purposes of this paragraph, a “majority of the votes cast” shall mean that the number of votes cast “for” a nominee or matter must exceed the number of votes cast “against” that nominee or matter (with “abstentions” and “broker non-votes” not counted as a vote cast with respect to that nominee or matter). Any contested election of Directors shall be determined by a plurality of the votes cast. An election shall be deemed contested if the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements set forth in Section 2-8 of these by-laws and such nomination has not been withdrawn by such stockholder on or prior to the 10th day before the Corporation first mails its notice of meeting for such meeting to the stockholders. Any incumbent Director who fails to receive a majority of the votes cast in an election that is not a contested election shall offer to resign from the Board of Directors promptly after the certification by the Corporation of the election results. A nominating and corporate governance committee established in accordance with Section 3-8(b)(v) of these by-laws shall consider the resignation offer and make a recommendation to the Board of Directors as to whether to either (i) accept the offer of resignation or (ii) reject the offer and seek to address the underlying cause or causes of the “against” votes. The Board of Directors shall take formal action on the nominating and corporate governance committee’s recommendation within 90 days from the date of the certification of the election results and cause the Company to publicly disclose its decision and the rationale behind its decision promptly thereafter. Any Director who offers to resign as a result of a failure to receive the majority vote required for re-election shall not participate in the nominating and corporate governance committee’s or the Board of Director’s deliberations or vote on whether to accept or reject his or her resignation offer”

2.	Except as modified by this Amendment, the By-laws remain unchanged and, as modified, continue in full force and effect.